CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Performance Leveraged Upside Securities due 2009	$3,845,000	$151.11

April 2008 Pricing Supplement No. 621 Registration Statement No. 333-131266 Dated April 21, 2008 Filed pursuant to Rule 424(b)(2)
STRUCTURED INVESTMENTS
Opportunities in Equities
PLUS based on the Market Vectors–Russia ETF due May 28, 2009
Performance Leveraged Upside SecuritiesSM

PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying prospectus supplement for PLUS and the accompanying prospectus, as supplemented or modified by this pricing supplement.  At maturity, if the Market Vectors–Russia ETF has appreciated, investors will receive the stated principal amount of their investment plus leveraged upside performance of the Market Vectors–Russia ETF.  At maturity, if the Market Vectors–Russia ETF has depreciated, the investor will lose 1% for every 1% decline, which is not subject to a minimum payment at maturity.  The PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes Program.

SUMMARY TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$3,845,000
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS
Pricing date:	April 21, 2008
Original issue date:	April 28, 2008, (5 business days after the pricing date)
Maturity date:	May 28, 2009
Underlying shares:	Shares of the Market Vectors–Russia ETF
Payment at maturity:
If final share price is greater than initial share price,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If final share price is less than or equal to initial share price,
$10 x share performance factor
This amount will be less than or equal to the stated principal amount of $10.

Leveraged upside payment:	$10 x leverage factor x share percent increase
Leverage factor:	300%
Share percent increase:	(final share price – initial share price) / initial share price
Initial share price:	51.94, the closing price of one share of the underlying shares on the pricing date
Final share price:	The closing price of one share of the underlying shares on the valuation date times the adjustment factor
Valuation date:	May 26, 2009, subject to postponement for certain market disruption events.
Share performance factor:	final share price / initial share price
Maximum payment at maturity:	$12.05 (120.5% of the stated principal amount) per PLUS.
Adjustment factor:	1.0, subject to adjustment in the event of certain events affecting the underlying shares.
CUSIP:	617480249
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per PLUS	$10.00	$0.10	$9.90
Total	$3,845,000	$38,450	$3,806,550

(1)  For additional information, see “Plan of Distribution” in the prospectus supplement for PLUS.

The PLUS involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 7.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Amendment No. 2 to Prospectus Supplement for PLUS dated October 24, 2007
Prospectus dated January 25, 2006

PLUS based on the Market Vectors–Russia ETF due May 28, 2009
Performance Leveraged Upside SecuritiesSM

Fact Sheet

The PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the prospectus supplement for PLUS and the prospectus, as supplemented or modified by this pricing supplement.  At maturity, an investor will receive for each stated principal amount of PLUS that the investor holds, an amount in cash that may be more than, equal to or less than the stated principal amount based upon the closing price of one underlying share at maturity.  The PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Key Dates
Pricing Date:	Original Issue Date (Settlement Date):	Maturity Date:
April 21, 2008	April 28, 2008 (5 business days after the pricing date)	May 28, 2009, subject to postponement due to a market disruption event

Key Terms
Issuer:	Morgan Stanley
Underlying shares:	Shares of the Market Vectors–Russia ETF
Aggregate principal amount:	$3,845,000
Issue price:	$10 per PLUS
Stated principal amount:	$10 per PLUS
Denominations:	$10 per PLUS and integral multiples thereof
Interest:	None
Bull market or bear market PLUS:	Bull market PLUS
Payment at maturity:
If the final share price is greater than the initial share price,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final share price is less than or equal to the initial share price,
$10 x share performance factor
This amount will be less than or equal to the stated principal amount of $10.

Leveraged upside payment:	$10 x leverage factor x share percent increase
Leverage factor:	300%
Share percent increase:	(final share price – initial share price) / initial share price
Initial share price:	51.94, the closing price of one underlying share on the pricing date.
Final share price:	The closing price of one underlying share on the valuation date as published under the Bloomberg ticker symbol “RSX” or any successor symbol, times the adjustment factor.
Valuation date:	May 26, 2009, subject to adjustment for certain market disruption events.
Share performance factor:	(final share price / initial share price)
Maximum payment at maturity:	$12.05 (120.5% of the stated principal amount).
Adjustment factor:	1.0, subject to adjustment in the event of certain events affecting the underlying shares.
Postponement of maturity date:
If the scheduled valuation date is not a trading day or if a market disruption event occurs on that day so that the valuation date as postponed falls less than two scheduled trading days prior to the scheduled maturity date, the maturity date of the PLUS will be postponed until the second scheduled trading day following that valuation date as postponed.

Risk factors:	Please see “Risk Factors” on page 7.

April 2008	Page 2

PLUS based on the Market Vectors–Russia ETF due May 28, 2009
Performance Leveraged Upside SecuritiesSM

General Information
Listing:	The PLUS will not be listed on any securities exchange
CUSIP:	617480249
Minimum ticketing size:	100 PLUS
Tax considerations:
Although the issuer believes that, under current law, the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS.

Assuming this characterization of the PLUS is respected and subject to the discussion in “United States Federal Taxation” in the accompanying prospectus supplement for PLUS, the following U.S. federal income tax consequences should result based on current law:

▪ A U.S. Holder should not be required to recognize taxable income over the term of the PLUS prior to maturity, other than pursuant to a sale or exchange.

▪ Upon sale, exchange or settlement of the PLUS at maturity, a U.S. Holder should generally recognize gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the PLUS.  Subject to the discussion below concerning the potential application of the “constructive ownership” rule under Section 1260 of the Internal Revenue Code of 1986, as amended, any capital gain or loss recognized upon sale, exchange or settlement of a PLUS should be long-term capital gain or loss if the U.S. Holder has held the PLUS for more than one year at such time.

As discussed in the accompanying prospectus supplement under “United States Federal Taxation ─ Tax Consequences to U.S. Holders ─ Tax Treatment of the PLUS ─ Possible Application of Section 1260 of the Code,” although the matter is not clear, there is a substantial risk that an investment in the PLUS will be treated as a “constructive ownership transaction.”  If this treatment applies, it is not clear to what extent any long-term capital gain of the U.S. Holder in respect of the PLUS will be recharacterized as ordinary income (which ordinary income would also be subject to an interest charge).  U.S. investors should consult their tax advisers regarding the potential application of the “constructive ownership” rule.

On December 7, 2007, the Treasury Department and the Internal Revenue Service (“IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative treatments, the potential application of the constructive ownership regime and the issues presented by this notice.

Both U.S. and non-U.S. investors considering an investment in the PLUS should read the discussion under “Risk Factors ― Structure Specific Risk Factors” in this document and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS and consult their tax advisers regarding the U.S. federal income tax consequences of investing in the PLUS as well as the notice described above and its potential implications for an investment in the PLUS.

Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)

April 2008	Page 3

PLUS based on the Market Vectors–Russia ETF due May 28, 2009
Performance Leveraged Upside SecuritiesSM

Use of proceeds and hedging:
The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the PLUS through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the PLUS by taking positions in the underlying shares and in futures and options contracts on the underlying shares.  Such purchase activity could have increased the price of the underlying shares, and therefore the price at which the underlying shares must close on the valuation date before investors would receive at maturity a payment that exceeds the principal amount of the PLUS.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for PLUS.

ERISA:	See “ERISA” in the prospectus supplement for PLUS.
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

This offering summary represents a summary of the terms and conditions of the PLUS.  We encourage you to read the accompanying prospectus supplement for PLUS and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

April 2008	Page 4

PLUS based on the Market Vectors–Russia ETF due May 28, 2009
Performance Leveraged Upside SecuritiesSM

How PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the PLUS based on the following terms:

Stated principal amount:	$10
Leverage factor:	300%
Maximum payment at maturity:	$12.05 (120.5% of the stated principal amount)

PLUS Payoff Diagram

How it works

▪
If the final share price is greater than the initial share price, then investors receive the $10 stated principal amount plus 300% of the appreciation of the underlying shares over the term of the PLUS, subject to the maximum payment at maturity.  In the payoff diagram, an investor will realize the maximum payment at maturity at a final share price of 120.5% of the initial share price.

▪	If the underlying shares appreciate 5%, the investor would receive a 15% return, or $11.50.

▪	If the underlying shares appreciate 50%, the investor would receive the maximum payment at maturity of 120.5% of the stated principal amount, or $12.05.

▪
If the final share price is less than or equal to the initial share price, the investor would receive an amount less than or equal to the $10 stated principal amount, based on a 1% loss of principal for each 1% decline in the price of the underlying shares.

▪	If the underlying shares depreciate 10%, the investor would lose 10% of its principal and receive only $9 at maturity, or 90% of the stated principal amount.

April 2008	Page 5

PLUS based on the Market Vectors–Russia ETF due May 28, 2009
Performance Leveraged Upside SecuritiesSM

Payment at Maturity

At maturity, investors will receive for each $10 stated principal amount of PLUS that they hold an amount in cash based upon the closing price of the underlying shares, determined as follows:

If the final share price is greater than the initial share price:

$10    +    Leveraged Upside Payment:

subject to the maximum payment at maturity of $12.05, or 120.5% of the stated principal amount for each PLUS,

If the final share price is less than or equal to the initial share price:

$10    X    Share Performance Factor

Because the share performance factor will be less than or equal to 1.0, this payment will be less than or equal to $10.

April 2008	Page 6

PLUS based on the Market Vectors–Russia ETF due May 28, 2009
Performance Leveraged Upside SecuritiesSM

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the PLUS.  For further discussion of these and other risks, you should read the section entitled “Risk Factors” beginning on page S-18 of the prospectus supplement for PLUS.  We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the PLUS.

Structure Specific Risk Factors

▪
PLUS do not pay interest or guarantee return of principal.  The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest nor guarantee payment of the principal amount at maturity.  If the final share price is less than the initial share price, the payout at maturity will be an amount in cash that is less than the $10 stated principal amount of each PLUS by an amount proportionate to the decrease in the closing price of the underlying shares.

▪
Appreciation potential is limited.  The appreciation potential of PLUS is limited by the maximum payment at maturity of $12.05 (120.5% of the stated principal amount).  Although the leverage factor provides 300% exposure to any increase in the price of the underlying shares as of the valuation date, because the payment at maturity will be limited to $12.05, or 120.5% of the stated principal amount for the PLUS, the percentage exposure provided by the leverage factor is progressively reduced as the final share price exceeds approximately 106.833% of the initial share price.

▪
Not equivalent to investing in the shares of the Market Vectors–Russia ETF.  Investing in the PLUS is not equivalent to investing in the shares of the Market Vectors–Russia ETF or the stocks composing the DAXglobal Russia+ Index.  Investors in the PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the shares of the Market Vectors–Russia ETF or the stocks composing the DAXglobal Russia+ Index.

▪
The underlying shares and the DAXglobal Russia+ Index are different.  The performance of the shares of the Market Vectors-Russia ETF may not exactly replicate the performance of the DAXglobal Russia+ Index because the Market Vectors-Russia ETF will reflect transaction costs and fees that are not included in the calculation of the DAXglobal Russia+ Index.  It is also possible that the Market Vectors-Russia ETF may not fully replicate or may in certain circumstances diverge significantly from the performance of the DAXglobal Russia+ Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in this fund or due to other circumstances.  Van Eck Associates Corporation, which we refer to as Van Eck and which is the investment advisor to the Market Vectors-Russia ETF, will normally invest 95% of the Market Vectors-Russia ETF’s assets in securities included in the DAXglobal Russia+ Index, but may invest a lesser percentage to the extent that Van Eck determines, in its sole discretion, that it needs additional flexibility to comply with the requirements of the United States Internal Revenue Code or other tax or regulatory requirements.

▪
Market price of the PLUS may be influenced by many unpredictable factors.  Several factors will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market, including: the trading price and volatility of the shares of the Market Vectors–Russia ETF, dividend rate on the shares composing the DAXglobal Russia+ Index, interest and yield rates in the market, time remaining to maturity, geopolitical conditions and economic, financial, political, regulatory or judicial events and the creditworthiness of the issuer.

▪
Adjustments to the underlying shares or to the DAXglobal Russia+ Index could adversely affect the value of the PLUS.  Van Eck is the investment adviser to the Market Vectors-Russia ETF, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the DAXglobal Russia+ Index.  Deutsche Börse AG, which we refer to as Deutsche Börse, is responsible for calculating and maintaining the DAXglobal Russia+ Index.  Deutsche Börse can add, delete or substitute the stocks underlying the DAXglobal Russia+ Index or make other methodological changes that could change the value of the DAXglobal Russia+ Index.  Pursuant to its investment strategy or otherwise, Van Eck may add, delete or substitute the stocks composing the Market Vectors-Russia ETF.  Any of these actions could adversely affect the price of the underlying shares and, consequently, the value of the PLUS.

April 2008	Page 7

PLUS based on the Market Vectors–Russia ETF due May 28, 2009
Performance Leveraged Upside SecuritiesSM

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging the issuer’s obligations under the PLUS.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
The antidilution adjustments do not cover every event that could affect the shares of the Market Vectors–Russia ETF.  MS & Co., as calculation agent, will adjust the amount payable at maturity for certain events affecting the shares of the Market Vectors–Russia ETF.  However, the calculation agent will not make an adjustment for every event that could affect the shares of the Market Vectors–Russia ETF.  If an event occurs that does not require the calculation agent to adjust the amount payable at maturity, the market price of the PLUS may be materially and adversely affected.

▪
There are risks associated with investments in securities linked solely to the value of equity securities of Russian companies.  Investing in securities linked solely to the value of publicly traded companies that are domiciled in Russia involves a high degree of risk and special considerations not typically associated with investing in the U.S. securities markets, and should be considered highly speculative.  Risks to investing in Russian equity securities include: the absence of developed legal structures governing private or foreign investments and private property; the possibility of the loss of all or a substantial portion of any investment as a result of the expropriation, nationalization or confiscation of assets by the Russian government; certain national policies which may restrict investment opportunities, including, without limitation, restrictions on investing in issuers or industries deemed sensitive to Russian national interests; and potentially greater price volatility in, and significantly smaller capitalization and relative illiquidity of, the Russian market.

Conditions in emerging markets, including Russia, are subject to rapid change.  For example, Russia experienced a severe financial crisis and significant currency devaluation in 1998.  If Russia were to suffer a financial crisis during the term of the PLUS, the value of the PLUS would be significantly adversely affected.  In addition, financial turmoil in one emerging market country may adversely affect prices in the equity markets of many other emerging market countries, including Russia, or the equity prices of companies that do business in countries such as Russia as investors move their money to more stable, developed markets.  As happened in 1998, financial problems, or an increase in the perceived risks associated with investing in emerging economies, could dampen foreign investment in these markets and adversely affect their economies.  In addition, during such times, companies that operate in emerging markets can face severe liquidity constraints as foreign funding sources are withdrawn.

Russia may also be subject to a greater degree of economic, political and social instability than is the case in the United States and Western European countries.  Such instability may result from, among other things, the following: (i) an authoritarian government or military involvement in political and economic decision-making, including changes in government through extra-constitutional means; (ii) popular unrest associated with demands for improved political, economic and social conditions; (iii) internal insurgencies; (iv) hostile relations with neighboring countries; and (v) ethnic, religious and racial disaffection.

Additionally, because Russia produces and exports large volumes of oil and gas, the Russian economy is particularly sensitive to the price of oil and gas on the world market, and a decline in the price of oil and gas could have a significant negative impact on the Russian economy.  In addition, any acts of terrorism or armed conflict causing disruptions of Russian oil and gas exports could negatively affect the Russian economy and, thus, adversely affect, financial condition, results of operations or prospects, and therefore the value of the underlying shares and consequently, the PLUS.

Any of the risks set out above, singly or in combination, could adversely affect your payment at maturity on the PLUS.

▪
The price of the shares of the Market Vectors–Russia ETF are subject to currency exchange risk.  Because the price of the underlying shares is related to the U.S. dollar value of stocks and depositary receipts underlying the DAXglobal Russia+ Index Fund, holders of the PLUS will be exposed to currency exchange rate risk with respect to

April 2008	Page 8

▪	the Russian ruble. If the Russian ruble would weaken relative to the U.S. dollar, the price of the underlying shares will be adversely affected and the payment at maturity on the PLUS may be reduced.

Of particular importance to potential currency exchange risk are:

▪	existing and expected rates of inflation;

▪	existing and expected interest rate levels;

▪	the balance of payments; and

▪	the extent of governmental surpluses or deficits in Russia and the United States of America.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Russia and the United States and other countries important to international trade and finance.

In August 1998, the Russian ruble devalued significantly, forcing the Central Bank of Russia to abandon attempts to maintain the value of the ruble and in early September 1998, the Central Bank of Russia announced that it would allow the Russian ruble to float freely against the U.S. dollar.  Since 1998, the Central Bank of Russia has maintained a managed float of the Russian ruble against the U.S. dollar and continues to intervene in the currency to achieve its targeted exchange rates.  In February 2006, the Central Bank of Russia announced that the Russian ruble would be targeted against a new weighted currency basket consisting of the euro and U.S. dollar to decouple the Russian ruble from the U.S. dollar. In July 2006, Russia lifted all currency controls on the Russian ruble and the Russian ruble became fully convertible and freely tradeable.  We cannot assure you that a currency crisis or significant devaluation will not happen in the future to the Russian ruble, which would have significant negative effects on the value of the PLUS.  Please see “Currency Exchange Information” in this pricing supplement for high, low and period-ending U.S. dollar/Russian ruble exchange rates for each quarter from January 1, 2003 through April 21, 2008 and a graph of the U.S. dollar/Russian ruble exchange rates on each day during the same period.

▪
The U.S. federal income tax consequences of an investment in the PLUS are uncertain.  Please read the discussion under “Fact Sheet ― General Information ― Tax Considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the PLUS.  If the IRS were successful in asserting an alternative characterization or treatment, the timing and character of income on the PLUS might differ significantly from the tax treatment described in the Tax Disclosure Sections.  For example, under one characterization, U.S. Holders could be required to accrue original issue discount on the PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the PLUS as ordinary income.  The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in this document and the accompanying prospectus supplement.  As discussed in the Tax Disclosure Sections, there is a substantial risk that the “constructive ownership” rule could apply, in which case all or a portion of any long-term capital gain recognized by a U.S. Holder might be recharacterized as ordinary income (which ordinary income would also be subject to an interest charge).  On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative treatments, the potential application of the constructive ownership regime and the issues presented by this notice.

April 2008	Page 9

PLUS based on the Market Vectors–Russia ETF due May 28, 2009
Performance Leveraged Upside SecuritiesSM

Other Risk Factors

▪
The PLUS will not be listed.  The PLUS will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the PLUS.  MS & Co. currently intends to act as a market maker for the PLUS but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the PLUS easily.  Because we do not expect that other market makers will participate significantly in the secondary market for the PLUS, the price at which you may be able to trade your PLUS is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the PLUS.

▪
Potential adverse economic interest of the calculation agent and other of our affiliates.  The hedging or trading activities of the issuer’s affiliates on or prior to the pricing date and prior to maturity could adversely affect the price of the shares of the Market Vectors–Russia ETF and, as a result, could decrease the amount investors may receive on the PLUS at maturity.  Any of these hedging or trading activities on or prior to the pricing date could potentially affect the initial share price and, therefore, could have increased the price at which the shares of the Market Vectors–Russia ETF must close before investors receive a payment at maturity that exceeds the issue price of the PLUS.  Additionally, such hedging or trading activities during the term of the PLUS, including on the valuation date, could have affected the closing price of the shares of the Market Vectors–Russia ETF on the valuation date and, accordingly, the amount of cash investors will receive at maturity.

▪
Issuer’s credit ratings may affect the market value of the PLUS.  Investors are subject to the credit risk of the issuer.  Any decline in the issuer’s credit ratings may affect the market value of the PLUS.

April 2008	Page 10

PLUS based on the Market Vectors–Russia ETF due May 28, 2009
Performance Leveraged Upside SecuritiesSM

Information about the Underlying Shares

The Market Vectors–Russia ETF. Market Vectors–Russia ETF is an exchange traded fund that is one of several separate investment portfolios of the Market Vectors ETF Trust.  The Market Vectors–Russia ETF is managed by Van Eck Associates Corporation and seeks to replicate as closely as possible the price and yield performance, before fees and expenses, of the DAXglobal Russia+ Index (the Russia+ Index). It is possible that this fund may not fully replicate the performance of the DAXglobal Russia+ Index due to the temporary unavailability of certain securities in the secondary market or due to other extraordinary circumstances.  See “Annex A—Market Vectors-Russia ETF” for a more complete description of the Market Vectors–Russia ETF.  Information provided to or filed with the Securities and Exchange Commission (the “Commission”) by the Market Vectors–Russia ETF pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Commission file numbers 333-123257 and 811-10325, respectively, through the Commission’s website at http://www.sec.gov.  In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.  We make no representation or warranty as to the accuracy or completeness of such information.

This pricing supplement relate only to the PLUS offered hereby and does not relate to the underlying shares.  We have derived all disclosures contained in this pricing supplement regarding Market Vectors from the publicly available documents described in the preceding paragraph.  In connection with the offering of the PLUS, neither we nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to Market Vectors.  Neither we nor the agent makes any representation that such publicly available documents or any other publicly available information regarding Market Vectors is accurate or complete.  Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the underlying shares (and therefore the price of the underlying shares at the time we priced the PLUS) have been publicly disclosed.  Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning Market Vectors could affect the payment at maturity with respect to the PLUS and therefore the trading prices of the PLUS.

Neither we nor any of our affiliates makes any representation to you as to the performance of the underlying shares.

We and/or our affiliates may presently or from time to time engage in business with Market Vectors.  In the course of such business, we and/or our affiliates may acquire non-public information with respect to Market Vectors, and neither we nor any of our affiliates undertakes to disclose any such information to you.  In addition, one or more of our affiliates may publish research reports with respect to the underlying shares.  The statements in the preceding two sentences are not intended to affect the rights of investors in the PLUS under the securities laws.  As a prospective purchaser of the PLUS, you should undertake an independent investigation of Market Vectors as in your judgment is appropriate to make an informed decision with respect to an investment in the underlying shares.

The DAXglobal Russia+ Index.  The DAXglobal Russia+ Index was launched in March 2007 and is a modificed market capitalization-weighted index calculated and published by Deutsche Börse AG.  The DAXglobal Russia+ Index is composed of a basket of equity securities of 30 of the most heavily traded companies domiciled in Russia that have listings in Russia and on global exchanges, either through American depository receipts, global depository receipts or local Russian shares.  See “Annex A—The DAXglobal Russia+ Index” for a more complete description of the DAXglobal Russia+ Index.

April 2008	Page 11

PLUS based on the Market Vectors–Russia ETF due May 28, 2009
Performance Leveraged Upside SecuritiesSM

Historical Information

The following table sets forth the published high and low closing prices for the underlying shares from April 30, 2007, the date of inception of the Market Vectors–Russia ETF, through April 21, 2008.  The associated graph shows the closing prices for the underlying shares for each day during the same period.  The issuer obtained the prices and other information below from Bloomberg Financial Markets, without independent verification.  You should not take the historical prices of the underlying shares over the last year as an indication of future performance. In addition, the price of the shares of the Market Vectors–Russia ETF is volatile and could change significantly prior to the pricing date.

Market Vectors–Russia ETF (CUSIP 57060U506)	High	Low	Period End
2007
Second Quarter (from April 30, 2007)	40.45	36.55	39.96
Third Quarter	45.77	38.10	45.36
Fourth Quarter	54.85	46.00	50.94
2008
First Quarter	53.99	43.94	46.53
Second Quarter (through April 21, 2008)	51.94	48.29	51.94

Market Vectors–Russia ETF Daily Closing Prices April 30, 2007 to April 21, 2008

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Currency Exchange Information

The following table sets forth the high, low and period-ending U.S. dollar/Russian ruble exchange rates for each quarter from January 1, 2003 through April 21, 2008.  The associated graph sets forth the currency’s currency performance relative to the U.S. dollar for such period.  We obtained the exchange rates listed below from Bloomberg Financial Markets and we believe such information to be accurate.  The historical exchange rates for the Russian ruble should not be taken as an indication of future performance.

Russian ruble	High	Low	Period End
2003
First Quarter	31.9550	31.3722	31.3862
Second Quarter	31.2865	30.3215	30.3655
Third Quarter	30.7254	30.2428	30.5870
Fourth Quarter	30.5212	29.2390	29.2425
2004
First Quarter	29.2425	28.4375	28.5190
Second Quarter	29.0825	28.5075	29.0697
Third Quarter	29.2755	28.9900	29.2229
Fourth Quarter	29.2210	27.7200	27.7200
2005
First Quarter	28.1950	27.4487	27.8621
Second Quarter	28.6800	27.7080	28.6300
Third Quarter	28.8312	28.1600	28.4977
Fourth Quarter	28.9814	28.4295	28.7414
2006
First Quarter	28.7414	27.6651	27.7049
Second Quarter	27.7165	26.7316	26.8455
Third Quarter	27.0500	26.6660	26.7958
Fourth Quarter	26.9846	26.1735	26.3255
2007
First Quarter	26.6019	25.9736	25.9880
Second Quarter	26.0408	25.6837	25.7428
Third Quarter	25.8933	24.8595	24.8595
Fourth Quarter	25.0523	24.2875	24.6345
2008
First Quarter	24.7885	23.4529	23.4935
Second Quarter (through April 21, 2008)	23.6415	23.3640	23.3937

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Russian ruble January 1, 2003 to April 21, 2008

The exchange rates between the Russian ruble and the U.S. dollar are at any moment a result of the supply and demand for the two currencies, and changes in the exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political developments in other countries.  Of particular importance are rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Russia and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by Russia, the United States and other jurisdictions important to international trade and finance.

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Annex A

The DAXglobal® Russia+ Index

The DAXglobal® Russia+ Index (the “Russia+ Index”) is intended to give investors an efficient, modified market capitalization-weighted investment designed to track the movements of certain Depositary Receipts (“DRs”) and stocks of publicly traded companies that are domiciled in Russia and traded in Russia or on leading global exchanges.  Russia’s major industries include oil and gas exploration and production, telecommunication, steel production, mining and electricity generation.  “Publicly traded companies domiciled in Russia” means (i) companies organized in, or for which the principal trading market is in, Russia, (ii) companies, along or on a consolidated basis, that have 50% or more of their assets invested in Russia or (iii) companies that alone or on a consolidated basis derive 50% or more of their revenues primarily from either goods produced, sales made or services performed in Russia.  The Russia+ Index divisor was initially determined to yield a benchmark value of 100.00 at the close of trading on December 28, 2001.  The Russia+ Index is calculated and maintained by Deutsche Börse AG (“Index Publisher”).  Only companies with market capitalization greater than $150 million that have a daily average traded volume of at least $1 million over the past six months are eligible for inclusion in the Russia+ Index.  The Russia+ Index is weighted based on the market capitalization of each of the component stocks, modified to conform to the following asset diversification requirements, which are applied in conjunction with scheduled quarterly adjustments to the Russia+ Index:

(1)	the weight of any single component stock may not account for more than 25% of the total value of the Russia+ Index;

(2)
the component stocks are split into two subgroups—large and small, which are ranked by market capitalization weight in the Russia+ Index.  Large stocks are defined as having a Russia+ Index weight greater than or equal to 5%.  Small stocks are defined as having a Russia+ Index weight below 5%; and

(3)	the aggregate weight of those component stocks which individually represent more than 5.0% of the total value of the Russia+ Index may not account for more than 40% of the total Russia+ Index value.

The Russia+ Index is reviewed quarterly and the Index Publisher may at any time and from time to time change the number of stocks comprising the group by adding or deleting one or more stocks, or replace one or more stocks contained in the group with one or more substitute stocks of its choice, if, in the Index Publisher’s discretion, such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the Russia+ Index.  Changes to the Russia+ Index compositions and/or the component share weights in the Russia+ Index typically take effect after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly Russia+ Index rebalance.

Diversification Rule 1: If any component stock exceeds 8% of the total value of the Russia+ Index, then all stocks greater than 8% of the Russia+ Index are reduced to represent 8% of the value of the Russia+ Index. The aggregate amount by which all component stocks are reduced is redistributed proportionately across the remaining stocks that represent less than 8% of the Russia+ Index value. After this redistribution, if any other stock then exceeds 8%, the stock is set to 4.5% of the Russia+ Index value and the redistribution is repeated.

Diversification Rule 2: The component stocks are sorted into two groups, the large group are component stocks with a starting Russia+ Index weight of 5% or greater and the small group are those component stocks that are under 5% (after any adjustments for Diversification Rule 1). The large group in aggregate will represent 40% of the Russia+ Index weight and the small group will represent 60% of the Index. The weight of each of the large component stocks will be scaled down proportionately with a floor of 5% so that the aggregate weight of the large component stocks will be reduced to represent 40% of the Russia+ Index. If any component stock falls below a weight equal to the product of 5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the component stock is set equal to the product of 4.5% and the proportion by which the component stocks were scaled down, the components with weights greater than 4.5% will be reduced proportionately. The weight of each of the small component stocks will be scaled up proportionately from the redistribution of the large component stocks. If any component stock exceeds a weight equal to the product of 4.5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to the product of

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4.5% and the proportion by which the stocks were scaled down. The redistribution of weight to the remaining component stocks is repeated until the entire amount has been redistributed.

Maintenance of the Russia+ Index

The Russia+ Index is reviewed quarterly to ensure that at least 90% of the Russia+ Index weight is accounted for by Russia+ Index component stocks that continue to meet the initial eligibility requirements.  Component securities will be removed from the Russia+ Index during the quarterly review, if the market capitalization falls below $150 million or the traded average daily turnover for the previous six months is lower than $1 million.  In conjunction with the quarterly review, the share weights used in the calculation of the Russia+ Index are determined based upon current shares outstanding modified, if necessary, to provide greater Russia+ Index diversification, as described above.  The Russia+ Index component stocks and their share weights are determined and announced prior to taking effect.  The share weight of each component security in the Russia+ Index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions such as stock splits, reverse stock splits, stock dividends or similar events.  The share weights used in the Russia+ Index calculation are not typically adjusted for shares issued or repurchased between quarterly reviews.  However, in the event of a merger between two components, the share weight of the surviving entity may be adjusted to account for any stock issued in the acquisition.  The Index Publisher may substitute stocks or change the number of stocks included in the Russia+ Index, based on changing conditions in the Russian equity market or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs and reorganizations.  In the event of component or share weight changes to the Russia+ Index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalization or other corporate actions affecting a component stock of the Russia+ Index; the Russia+ Index divisor may be adjusted to ensure that there are no changes to the Russia+ Index level as a result of non-market forces.

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The following table sets out the component stocks (or DRs) of the Russia+ Index and their weightings as of April 21, 2008:

Index Constituent	Weighting
LUKOIL N.K.SP.ADR RL-025	8.89%
NK ROSNEFT GDR REGS RL-01	8.79%
OAO GAZP.ADR REG.S 4/RL 5	7.91%
SBER.BK ROSS. RL 3	7.53%
JSC MMC NOR.NICK.ADR RL 1	7.29%
EVRAZ GROUP GDR REG. S/3	5.09%
SURGUTNEFTEGAZ ADR/10	4.49%
NOVOLIPETSKIY MET.KO.REGS	4.03%
VYMPELKOM ADR 0,25/RL-005	3.95%
MOBILNIYE TEL. ADR/5	3.88%
GAZPROM NE.ADR 5/RL-,0016	3.71%
SEVERSTAL GDR S OCT2006/1	3.48%
VTB BANK GDR REG. S	3.36%
URALKALIY GDR S/5 RL-,50	3.25%
NOVATEK GDR REG.S 10/1	3.07%
MECHEL OAO ADR/3/RL 10	2.87%
SISTEMA,AFK GDR REGS/20	1.96%
MAGNITOGO.METALL.REGS/13	1.96%
TATNEFT' GDR REG.S 20	1.89%
GR.KOMP.PIK SP.ADR REG.S	1.76%
POLYUS ZOLOTO OJSC ADR	1.33%
ROSTELEKOM ADR6 RL-,0025	1.15%
LSR GROUP GDR S/5	1.00%
X 5 RETAIL GR. GDR S 0,25	0.93%
TRUB.MET.KO.GDRS RL10	0.83%
WIMM-BILL-DANN RL 20 ADR	0.74%
AEROFLOT RL 1	0.65%
IRKUTSKENERGO RL 1	0.59%
COMSTAR-OBY.TEL. REGS	0.58%
CTC MEDIA INC. DL -,01	0.56%
NOVOROSS.MORSK. GDR REGS	0.53%
PHARMSTANDARD GDR REGS	0.50%
POLYMETAL GDR REGS/RL-,20	0.36%
INTEGRA GROUP GDRS/0,04	0.25%
SED'MOY KONTINENT RL-,50	0.24%
URALSVYAZINFORM RL -,12	0.22%
SISTEMA-HALS GDR S RL 50	0.22%
SIBIRTELEKOM RL-,15	0.15%

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